                                                         Exhibit No. Ex-99.17(h)

     Prospectus dated February 10, 2003
     Class A, B and C Shares

     Montgomery Partners Long-Short Equity Plus Fund

     The information in this prospectus replaces information on the Montgomery Global Long-Short Fund in the Montgomery Class A, B & C share prospectus dated October 31, 2002.

The Montgomery Funds have registered the mutual fund offered in this prospectus with the U.S. Securities and Exchange Commission (SEC). That registration does not imply, however, that the SEC endorses the Fund.

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

     Montgomery Partners Long-Short Equity Plus Fund (formerly Global Long-Short Fund)....    2

     Additional Discussion of Principal Strategies and Related Risks......................    5

     Management of the Fund...............................................................    7

     Investment Options...................................................................    8

     Buying, Selling and Exchanging Shares................................................    9

     Other Account Information............................................................   10

     After You Invest.....................................................................   16

     Financial Highlights.................................................................   17

This prospectus describes only the Fund's Class A, B and C shares. The Montgomery Funds offer other classes of shares with different fees and expenses to eligible investors.

Montgomery Partners Long-Short Equity Plus Fund
(formerly Montgomery Global Long-Short Fund)

| MLSAX | MLSBX | MLSCX

--------------------------------------------------------------------------------
Portfolio
Management           SSI Investment Management, Inc. (SSI) - Subadviser
--------------------------------------------------------------------------------
Objective            Long-term capital appreciation with a total return greater than the Standard & Poor's ("S&P") 500 Index
--------------------------------------------------------------------------------
Principal Strategy   Under normal conditions, the Fund invests at least 80% of
                     its net assets in long and short positions in equity securities of publicly traded companies of any size which are based in the United States. The Fund's investment process offers the potential for consistent excess returns over the S&P 500(R) Index, the Fund's benchmark. The Fund's investment process combines positions in S&P 500 Index instruments such as index futures and index swaps with a primarily market-neutral exposure in individual long and short positions in equity securities. The S&P 500 Index instruments are purchased in order to capture the returns of the index, while SSI's active management of the market-neutral long and short assets seeks to add incremental return above that of the index without regard to general market movement. The Fund may use margin borrowing or leverage to purchase index futures, index swaps, or other financial instruments.

                     Using quantitative and fundamental analysis, SSI buys
                     stocks "long" that it believes will perform better than
                     their peers, and sells stocks "short" that it believes will underperform their peers. Among the key factors used to
                     rank these stocks are the company's price-to-earnings
                     ratio, growth potential, earnings estimate revisions and
                     the direction, among and timing (or momentum) of price
                     movements. With a long position, the Fund purchases a stock outright, whereas with a short position the Fund sells a
                     security that it has borrowed. SSI typically maintains an
                     equal amount of long and short positions with 90 to 95% of the Fund's portfolio. The Fund will realize a profit or
                     incur a loss from a short position depending on whether the value of the underlying stock decreases or increases,
                     respectively, between the time it is sold and when the Fund replaces the borrowed security.
--------------------------------------------------------------------------------
Principal Risks      By investing in stocks, the Fund may expose you to certain risks that could cause you to lose money, particularly a sudden decline in a holding's share price or an overall decline in the stock market. Additionally, the Fund uses investment approaches that may present substantially higher risks and greater volatility than with most mutual funds.
                     The Fund seeks to increase return by using margin, leverage, short sales and other forms of volatile financial derivatives such as options, futures and swaps. The Fund is not appropriate for conservative investors.

                     Short sales are speculative investments that will cause the Fund to lose money if the value of a security does not go down as SSI expects. In addition, the use of borrowing and short sales may cause the Fund to have higher expenses (especially interest and dividend expenses) than those of other equity mutual funds.

                     By investing a portion of the Fund's assets in swaps or futures contracts, the Fund will generally realize a loss or gain as if a larger portion of the Fund's assets were invested directly in the S&P 500 Index. For example, if the S&P 500 Index declines (or gains) a certain percentage amount, the Fund will potentially be subject to a decline (or gain) of that same percentage amount as well. Swap contracts expose the Fund to the credit risk that the counterparty may default on the swap contract. There can be no assurance that a liquid market will exist for any particular swap or future at any particular time. Accordingly, there is a risk that the Fund may not be able to enter into a closing transaction for that particular swap or future.

                     See "Additional Discussion of Principal Strategies and Related Risks" on page 5.
--------------------------------------------------------------------------------

Past Fund Performance. The Fund's past performance shown on this page reflects the results under the Fund's former investment process. As of March 4, 2003, the Fund implemented a new investment strategy and process, which are discussed further in this prospectus. Of course, past performance is no guarantee of future results. The following bar chart shows the risks of investing in the Fund and how the Fund's total return has varied from year to year. All results of the Fund reflect the reinvestment of dividends and capital-gain distributions. Performance is shown for the Class C shares of the Fund.

                                     [CHART]

                                   [BAR CHART]

                                                1998    1999     2000     2001     2002
                                               -----   ------   ------   ------   ------
Long-Short Equity Plus Fund - Class C shares   41.98%  133.14%  -25.05%  -22.61%  -17.47%

                                                        Highest and Lowest Quarter Returns
                                                    (for the periods shown in the bar chart)
                                               -------------------------------------------------
Long-Short Equity Plus Fund - Class C shares   Highest (Q4 1999) +59.92% Lowest (Q4 2000) -34.75%

Average Annual Total Returns Before Taxes - Class A and Class B Shares
(for the periods ended December 31, 2002)
                                                                                   Since Inception
Long-Short Equity Plus Fund                                               1 Year      (10/31/01)
                                                                          ------   ---------------
   Class A Shares                                                         -16.76%       -9.38%
   Class B Shares                                                         -17.22%       -9.62%

The table below compares the Fund's performance with commonly-used indices for its market segment. Performance of the Fund's Class C shares is shown through December 31, 2002.

Average Annual Total Returns - Class C Shares
(for the periods ended December 31, 2002)
                                                                                   Since Inception
Long-Short Equity Plus Fund                                               1 Year      (12/31/97)
                                                                          ------   ---------------
   Return Before Taxes                                                    -17.47%        9.64%
   Return After Taxes on Distributions/1/                                 -17.47%        5.32%
   Return After Taxes on Distributions and Sale of Fund Shares/1/         -10.73%        7.12%
Comparative Returns
(Reflects no deduction for fees, expenses or taxes.)
S&P 500 Index/2/                                                          -22.09%       -0.58%
MSCI All-Country World Free Index/2/                                      -18.98%       -1.94%
50% Salomon Smith Barney Three-Month U.S. Treasury Bill - 50% MSCI All-
   Country World Free Index/2/                                             -8.78%        1.53%

Notes:

1 After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The after-tax returns shown above are for the Class R shares of the Fund. The after-tax returns for the classes offered in this prospectus will vary.

2 See page 8 for a description of these indices. The Fund was formerly compared with the MSCI All-Country World Free Index and the 50% Salomon Smith Barney Three-Month U.S. Treasury Bill - 50% MSCI All-Country World Free Index. Both of these indices measure the performance of a global portfolio. The new benchmark of the Fund is the S&P 500 Index, which covers 500 industrial, utility, transportation and financial companies of the U.S. markets. The S&P 500 Index is a more appropriate benchmark for the Fund, since the Fund will use equity swaps, options or futures designed to more closely track the S&P 500 Index. Also, under normal conditions, the Fund's investment process will generally invest 80% of its net assets in the securities of companies based in the United States, making a global benchmark a poor comparison for its performance. These indices do not incur expenses and cannot be purchased directly by investors.

--------------------------------------------------------------------------------------------------------------
Fees and Expenses
                                                                                   Class A   Class B   Class C
   Shareholder Fees (fees paid directly from your investment)
   Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)   5.75%/1/  None      None
   Maximum Deferred Sales Charge (as a percentage of offering price)               None/2/   5.00%/3/  1.00%/4/
   Redemption Fee/5/                                                               None      None      None
   Annual Fund Operating Expenses (expenses that are deducted from Fund assets)
   Management Fee                                                                  1.50%     1.50%     1.50%
   Distribution/Service (12b-1) Fee                                                0.25%     0.75%     0.75%
   Shareholder Servicing Fee                                                       0.00%     0.25%     0.25%
   Other Expenses                                                                  1.95%     1.95%     1.95%
   Total Annual Fund Operating Expenses                                            3.70%     4.45%     4.45%
   Fee Reduction and/or Expense Reimbursement                                      1.10%     1.10%     1.10%
   Net Expenses/6/                                                                 2.60%     3.35%     3.35%
--------------------------------------------------------------------------------------------------------------

/1/ Sales charges are reduced or eliminated for purchases of $50,000 or more. See page 11 for more detail.
/2/ A contingent deferred sales charge of 1.00% may apply to certain redemptions made within 12 months following purchases of $1 million or more made without a sales charge.
/3/ Deferred sales charges are reduced after 12 months and eliminated after six years.
/4/  Deferred sales charge is eliminated after 12 months.
/5/ $10 will be deducted from redemption proceeds sent by wire or overnight courier.
/6/ Under an Interim Investment Management Agreement between the Fund and Gartmore Mutual Fund Capital Trust, the interim investment adviser to the Fund, Gartmore has agreed to reduce its fees and/or absorb expenses to limit the Fund's total annual operating expenses (excluding interest, taxes, brokerage commissions, short sale dividend expenses, front-end or contingent deferred loads, Rule 12b-1 fees, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation) to 2.35% for Class A shares and 2.60% for Class B and C shares. The Interim Investment Management Agreement is scheduled to terminate by June 15, 2003.

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The table below shows what you would pay in expenses over time, whether or not you sold your shares at the end of each period. It assumes a $10,000 initial investment, 5% total return each year and no changes in expenses. The Class B example reflects Class A expenses for years 9 through 10, because Class B shares automatically convert to Class A shares after eight years. This example is for comparison purposes only. It does not necessarily represent the Fund's actual expenses or returns.

          Assuming you redeem your shares at    Assuming you do not redeem your
               the end of each period                      shares
---------------------------------------------------------------------------------
          Year 1   Year 3   Year 5   Year 10   Year 1   Year 3   Year 5   Year 10
Class A    $823    $1,546   $2,289    $4,231    $823    $1,546   $2,289   $4,231
Class B    $838    $1,547   $2,267    $4,358    $338    $1,247   $2,167   $4,358
Class C    $338    $1,247   $2,167    $4,511    $338    $1,247   $2,167   $4,511
---------------------------------------------------------------------------------

Additional Discussion of Principal Strategies and Related Risks

Short Sales

When SSI believes that a security is overvalued, it may sell the security "short" and borrow the same security from a broker or other institution to complete the sale. If the price of the security decreases in value, the Fund may make a profit and, conversely, if the security increases in value, the Fund will incur a loss because it will have to replace the borrowed security by purchasing it at a higher price. There can be no assurance that the Fund will be able to close out the short position at any particular time or at an acceptable price. Although the Fund's gain is limited to the amount at which it sold a security short, its potential loss is not limited. A lender may request that the borrowed securities be returned on short notice; if that occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur. This means that the Fund might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short, with purchases on the open market at prices significantly greater than those at which the securities were sold short. Short selling also may produce higher than normal portfolio turnover and result in increased transaction costs to the Fund.

The Fund may also make short sales "against-the-box," in which it sells short securities it owns. The Fund will incur transaction costs, including interest expenses, in connection with opening, maintaining and closing short sales against-the-box, which result in a "constructive sale," requiring the Fund to recognize any taxable gain from the transaction.

Until the Fund replaces a borrowed security, it will designate sufficient U.S. government securities, other liquid debt, equity securities or cash to cover any difference between the value of the security sold short and any collateral deposited with a broker or other custodian. In addition, the value of the designated securities must be at least equal to the original value of the securities sold short. Depending on arrangements made with the broker or custodian, the Fund may not receive any payments (including interest) on collateral deposited with the broker or custodian. The Fund will not make a short sale if, immediately before the transaction, the market value of all securities sold exceeds 100% of the value of the Fund's net assets.

Borrowing/Leverage

The Fund may borrow money from banks and engage in reverse repurchase transactions for temporary or emergency purposes. The Fund may borrow from broker-dealers and other institutions to leverage a transaction, provided that the borrowing is fully collateralized. Total bank borrowings may not exceed one-third of the value of the Fund's assets. The Fund may also leverage its portfolio through margin borrowing and other techniques in an effort to increase total return. Although leverage creates an opportunity for increased income and gain, it also creates certain risks. For example, leveraging may magnify changes in the net asset values of the Fund's shares and in its portfolio yield. Although margin borrowing will be fully collateralized, the Fund's assets may change in value while the borrowing is outstanding. Leveraging creates interest expenses that can exceed the income from the assets retained.

Equity Swap Contracts

In an equity swap contract, the counterparty generally agrees to pay the Fund the amount, if any, by which the notional amount of the equity swap contract (i.e., the fixed percentage of the cost for the underlying security) would have increased in value had it been invested in the basket of stocks (i.e., the stocks comprising the S&P 500 Index), plus the dividends that would have been received on those stocks. The Fund is likely to purchase S&P 500 Index swaps. In such an investment, the Fund agrees to pay to the counterparty a floating rate of interest (typically the London Inter Bank Offered Rate, "LIBOR") on the notional amount of the equity swap contract plus the amount, if any, by which that notional amount would have decreased in value had it been invested in such stocks. Therefore, the return to the Fund on any equity swap contract should be the gain or loss on the notional amount plus dividends on the stocks comprising the S&P 500 Index (as if the Fund had invested the notional amount in stocks comprising the S&P 500 Index) less the interest paid by the Fund on the notional amount. Therefore, the Fund will generally realize a loss if the value of the S&P 500 Index declines and will generally realize a gain if the value of the S&P 500 Index rises. The Fund will enter into equity swap contracts only on a net basis, i.e., where the two parties' obligations are netted out, with the Fund paying or receiving, as the case may be, only the net amount of any payments. The Fund is exposed to credit risk in the event of non-performance by the swap counterparty.

S&P 500 Index Futures and Related Options

An S&P 500 Index future contract (an "Index Future") is a contract to buy or sell an integral number of units of the S&P 500 Index at a specified future date at a price agreed upon when the contract is made. A unit is the value at a given time of the S&P 500 Index. Entering into a contract to buy units is commonly referred to as buying or purchasing a contract or holding a long position in the S&P 500 Index. An option on an Index Future gives the purchaser the right, in return for the premium paid, to assume a long or a short position in the S&P 500 Index. The Fund will realize a loss if the value of the S&P 500 Index declines between the time the Fund purchases an Index Future or an option transaction in which the Fund has assumed a long position in an Index Future and may realize a gain if the value of the S&P 500 Index rises between such dates. There can be no assurance that a liquid market will exist for any particular contract at any particular time. Accordingly, there is a risk that the Fund may not be able to enter into a closing transaction for that particular contract.

Defensive Investments

At the discretion of its portfolio manager(s), the Fund may invest up to 100% of its assets in cash for temporary defensive purposes. The Fund is not required nor expected to take such a defensive posture. But, if used, such an unlikely stance may help the Fund minimize or avoid losses during adverse market, economic or political conditions. During such a period, the Fund may not achieve its investment objective. For example, should the market advance during this period, the Fund may not participate as much as it would have if it had been more fully invested.

Portfolio Turnover

SSI will sell a security when it believes it is appropriate to do so, regardless of how long the Fund has owned that security. Buying and selling securities generally involves some expense to the Fund, such as commission paid to brokers and other transaction costs. By selling a security, the Fund may realize taxable capital gains that it will subsequently distribute to shareholders. Generally speaking, the higher the Fund's annual portfolio turnover, the greater its brokerage costs and the greater the likelihood that it will realize taxable capital gains. Increased brokerage costs may adversely affect the Fund's performance. Also, unless you are a tax-exempt investor or you purchase shares through a tax-deferred account, the distribution of capital gains may affect your after-tax return. Annual portfolio turnover of 100% or more is considered high. The Fund will typically have annual turnover in excess of that rate because of SSI's investment style. See "Financial Highlights," beginning on page 17, for the Fund's historical portfolio turnover.

Management of the Fund

Investment Manager

As of January 20, 2003, Gartmore Mutual Fund Capital Trust ("Gartmore"), replaced Montgomery Asset Management, LLC ("MAM") as the Fund's investment manager. Under an Interim Investment Management Agreement, Gartmore manages the investment of the Fund's assets and supervises the daily business affairs of the Fund. Gartmore, a member of the Gartmore Group, the global asset management arm of Nationwide(R) Mutual Insurance Company, was organized in 1999 and is located at 1200 River Road, Conshohocken, Pennsylvania 19428. As of December 31, 2002, Gartmore and its affiliates had approximately $72 billion in assets under management, including approximately $14 billion managed by Gartmore.

In the second quarter of 2003, it is anticipated that shareholders of the Fund will receive a proxy statement seeking their approval of a new permanent investment advisory agreement with Gartmore and the reorganization of the Fund into a similar Gartmore-managed fund. If approved by shareholders, these changes are expected to occur by the end of the second quarter of 2003.

The Fund pays Gartmore a management fee based on the Fund's average daily net assets. The annual management fee payable by the Fund, expressed as a percentage of the Fund's average daily net assets, is 1.50% of the Fund's net assets. During the Fund's most recent fiscal year, MAM received an aggregate management fee (including the effect of fees reduced by MAM) of 1.50%.

Subadviser

Gartmore will oversee SSI Investment Management, Inc. ("SSI"), the subadviser to the Fund. SSI is responsible for the day-to-day portfolio management of the Fund. SSI was founded in 1973. As of December 31, 2002, SSI managed over $950 million on behalf of institutional investors and mutual funds. SSI is located at 357 N. Canyon Drive, Beverly Hills, California, 90210.

SSI takes a team approach to portfolio construction, allowing investors to benefit from the skills of all the members of the team, not just one investment manager. The following describes the persons primarily responsible for day-to-day management of the Fund.

John Gottfurcht co-founded SSI in 1973 and is a pioneer of market-neutral investment strategies. He has over 35 years of experience managing investment portfolios. Mr. Gottfurcht has served as SSI's President since 1987 and is Chairman of the Portfolio Management Committee.

George Douglas, CFA, is responsible for daily management of the Fund's investment portfolio and directing SSI's research process. Mr. Douglas has 26 years of experience in quantitative equity research and portfolio management and attended the University of Wisconsin, where he earned an M.B.A. degree in Finance, an M.S. degree in Statistics, and a B.S. degree in Mathematics. He has been Vice President and Chief Investment Officer at SSI since 1994.

Kenneth Raguse is responsible for analyzing investments in consumer products, technology, media and healthcare. He has over 12 years of experience in portfolio management and holds an M.S. Degree in Finance and a B.S. Degree in Economics, both from the University of Wisconsin. He has been Vice President and Senior Portfolio Analyst at SSI since 1997.

David Rosenfelder is responsible for analyzing investments in capital goods, basic materials, defense/aerospace and transportation. Mr. Rosenfelder has over 19 years of experience in portfolio management and holds an M.B.A. degree in Finance from UCLA's Anderson School of Management, and a B.S. degree in Accounting from California State University, Los Angeles. He has been Vice President and Senior Portfolio Analyst at SSI since 1995.

Tim Ruiz is responsible for analyzing investments in finance, energy, REITs and utilities. He possesses over 12 years of experience in portfolio management and holds a B.S. degree in Finance from California State University, Los Angeles. He has been Vice President and Senior Portfolio Analyst at SSI since 2000, and was a Trader and Equity Analyst for SSI's investment portfolios from 1992 to 2000.

   CFA(R) and Chartered Financial Analyst(R) are trademarks of the Association for Investment Management and Research.

Our Partners

As a shareholder of the Fund, you may see the names of our partners on a regular basis. We all work together to ensure that your investments are handled accurately and efficiently.

..    Montgomery Asset Management, LLC ("MAM"), located in San Francisco,
     California, provides administrative services to the Fund.

..    Funds Distributor, Inc., located in New York City and Boston, distributes the Fund.

..    DST Systems, Inc., located in Kansas City, Missouri, is the Fund's Master
     Transfer Agent and performs certain recordkeeping and accounting functions for the Fund.

..    State Street Bank and Trust Company, also located in Kansas City, Missouri, assists DST Systems, Inc., with certain recordkeeping and accounting functions for the Fund.

..    J.P. Morgan Investor Services Co., located in Boston, Massachusetts, assists MAM in providing administrative, custodial and fund accounting services for the Fund.

..    BISYS Fund Services., located in Columbus, Ohio, provides accounting services to the Fund, and assists MAM in providing administrative services to the Fund.

Additional Benchmark Information

..    The Morgan Stanley Capital International ("MSCI") All-Country World Free
     Index is a capitalization-weighted index composed of securities listed on the stock exchanges of more than 45 developed and emerging countries, including the United States.

..    The Salomon Smith Barney Three-Month U.S. Treasury Bill ("T-Bill") Index
     measures monthly return equivalents of yield averages that are not marked to market. The index consists of the average of the last three-month T-bill issues. Returns for this index are calculated on a monthly basis only.

..    The 50% Salomon Smith Barney Three-Month U.S. T-Bill Index - 50% MSCI
     All-Country World Free Index is a blended index of two published indices derived and maintained by MAM. It is calculated by taking 50% of the one-month total return for the Salomon Smith Barney Three-Month U.S. T-Bill Index and adding 50% of the one-month total return for the MSCI All-Country World Free Index. The sum value of this calculation derives the return for the index. The index is rebalanced monthly.

..    The Standard & Poor's ("S&P") 500(R) Index covers 500 industrial, utility, transportation and financial companies of the U.S. markets. It is a capitalization-weighted index calculated on a total return basis with dividends reinvested.

Investment Options

The class of shares that is best for you depends on a number of factors, including the amount and the intended length of your investment. The following summarizes key information about each class, including its various expenses, to help you make your investment decision. More extensive information about the Fund's multiple class arrangements can be found beginning on page 11.

Share Marketing Plan ("Rule 12b-1 Plan")

..    The Fund has adopted a plan under Rule 12b-1 that allows it to pay distribution fees for the sale and distribution of its shares. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

..    Class A shares are subject to annualized Rule 12b-1 fees of 0.25% which are lower than the annualized Rule 12b-1 fees of 0.75% for Class B and Class C shareholders. As a result, Class A shareholders generally pay lower annual expenses and receive higher dividends than do Class B or Class C shareholders.

Sales Charges on Class A Shares

Class A Shares

..    You pay an initial sales charge of 5.75% when you buy Class A shares. The sales charge is deducted from your investment, so not all of your purchase payment is invested.

..    You may be eligible for a reduction or a complete waiver of the initial sales charge under a number of circumstances, including purchases of $50,000 and more, and rights of accumulation.

..    Because Class A shares are subject to lower Rule 12b-1 fees, Class A shareholders generally pay lower annual expenses and receive higher dividends than do Class B or Class C shareholders.

..    You normally pay no contingent deferred sales charge ("CDSC") when you redeem Class A shares, although you may pay a 1.00% CDSC if your purchase was made without a sales charge and you redeem the shares during the first 12 months after your initial purchase.

Buying, Selling and Exchanging Shares

Purchasing Shares

You may purchase and sell shares through securities brokers, registered investment advisors, benefit plan administrators or their subagents. You should contact them directly for information regarding how to purchase or redeem shares through them. They may have higher minimum investment requirements and may charge you service or transaction fees. If you purchase or redeem shares through them, you will receive the net asset value (NAV) calculated after receipt of the order by them (4:00 P.M. Eastern Time) on any day the New York Stock Exchange
(NYSE) is open for trading. If your order is received by them after that time, it will be purchased or redeemed at the next-calculated NAV. Brokers, registered investment advisers and benefit plan administrators who perform shareholder servicing for the Fund may receive fees from the Fund or MAM for providing those services.

The minimum initial investment and required minimum account balance for Class A, B or C shares of the Fund is $2,500. The minimum subsequent investment is $100. With the exception of retirement accounts (IRAs), Fund accounts with a balance of less than $2,500 will be assessed a $10 account maintenance fee.

Exchanging Shares

You may exchange Class A, B and C shares of the Fund for Class A, B and C shares of another Montgomery Fund, in accounts with the same registration, Taxpayer Identification Number (TIN) and address. Applicable minimums apply to exchanges as well as to purchases. Note that an exchange is treated as a sale and may result in a realized gain or loss for tax purposes. Additionally, you may be subject to a CDSC under certain conditions.

We will process your exchange order at the next-calculated NAV. This means that if your exchange order is received after 4:00 P.M. Eastern Time on a particular day, it will be processed at the NAV calculated on the next trading day.

You may exchange shares only if the Fund is qualified for sale in your state. You may not exchange shares of the Fund for shares of another Montgomery Fund that is currently closed to new shareholders unless you are already a shareholder in the closed Fund.

Because excessive exchanges can harm the Fund's performance, we reserve the right to terminate your exchange privileges if you make more than four exchanges out of the Fund during a 12-month period. We may also refuse an exchange into a Montgomery Fund from which you have sold shares within the previous 90 days (accounts under common control and accounts having the same TIN will be counted together).

We may restrict or refuse your exchanges if we receive, or anticipate receiving, simultaneous orders affecting a large portion of the Fund's assets or if we detect a pattern of exchanges that suggests a market-timing strategy.

We reserve the right to refuse exchanges into the Fund by any person or group if, in our judgment, the Fund would be unable to effectively invest the money in accordance with its investment objective and policies, or might be adversely affected in other ways.

Selling Shares

You may sell some or all of your Fund shares on days that the NYSE is open for trading. Note that a redemption is treated as a sale and may result in a realized gain or loss for tax purposes.

Your shares will be sold at the next NAV we calculate for the Fund after receiving your order. We will promptly pay the proceeds to you, normally within three business days of receiving your order and all necessary documents (including a written redemption order with the appropriate signature guarantee). We will mail or wire you the proceeds, depending on your instructions. Redemption proceeds from shares purchased by check or bank transfer may be delayed up to 15 calendar days to allow the check or transfer to clear. Aside from any applicable redemption fees or CDSCs, we also charge the following fees:

..    For share sale proceeds transferred by wire, a $10 wire transfer fee will be deducted directly from the proceeds.

..    For redemption checks requested by overnight courier, a $10 fee will be deducted directly from the redemption proceeds.

In accordance with SEC rules, we reserve the right to suspend redemptions under extraordinary circumstances.

Other Account Information

How Fund Shares Are Priced

How and when we calculate the Fund's price or NAV determines the price at which you will buy or sell shares. We calculate the Fund's NAV by dividing the total net value of its assets by the number of outstanding shares. We base the value of the Fund's investments on their market value, usually the last price reported for each security before the close of market that day. A market price may not be available for securities that trade infrequently. Occasionally, an event that affects a security's value may occur after the market closes. This is more likely to happen with foreign securities traded in foreign markets that have different time zones than in the United States. Major developments affecting the prices of those securities may occur after the foreign markets in which such securities trade have closed, but before the Fund calculates its NAV. In this case, MAM, subject to the supervision of the Fund's Board of Trustees or Pricing Committee, will make a good-faith estimate of the security's "fair value," which may be higher or lower than the security's closing price in its relevant market.

We calculate the Fund's NAV after the close of trading on the NYSE every day the NYSE is open. We do not calculate the NAV on days on which the NYSE is closed for trading. The Fund may, but does not expect to, determine the NAV of its shares on any day the NYSE is not open for trading if there is sufficient trading in the Fund's portfolio securities on such days. If we receive your order by the close of trading on the NYSE, you can purchase shares at the price calculated for that day. The NYSE usually closes at 4:00 P.M. Eastern Time on weekdays, except for holidays. If your order is received after the NYSE has closed, your shares will be priced at the next NAV we determine after receipt of your order.

Sales Charges

Class A Shares. Part of the front-end sales charge is paid directly to the selling broker-dealer (the "dealer reallowance"). The remainder is retained by the Distributor and may be used either to promote the sale of the Fund or to compensate the Distributor for its efforts to sell the Fund.

                                                Sales Charge        Sales Charge      Dealer Reallowance
                                              as a Percentage      as a Percentage      as a Percentage
Your Investment                              of Offering Price   of Your Investment    of Offering Price
------------------------------------------   -----------------   ------------------   ------------------
Less than $50,000                                  5.75%              6.10%                 5.00%
$50,000 or more, but less than $100,000            4.50%              4.71%                 4.00%
$100,000 or more, but less than $250,000           3.50%              3.63%                 3.00%
$250,000 or more, but less than $500,000           2.50%              2.56%                 2.25%
$500,000 or more, but less than $1,000,000         2.00%              2.04%                 1.75%
$1,000,000 or more                                 0.00%*             0.00%*                0.00%*

*    The dealer reallowance, as a percentage of offering price, is as follows:
     1.00% on purchases between $1 million and $2 million; plus 0.80% on the amount between $2 million and $3 million; plus 0.50% on the amount between $3 million and $50 million; plus 0.25% on the amount exceeding $50 million; plus 0.25% of the amount exceeding $100 million. Class A shares that (i) were not purchased through certain fee-based programs or (ii) were not subject to an initial sales charge or a CDSC may be subject to a redemption fee of 1.00% on amounts redeemed within the first year of purchase.

There are several ways you can combine multiple purchases of all shares to take advantage of the breakpoints in the sales charge schedule. These can be combined in any manner:

..    Accumulation privilege--lets you add the value of shares of any Class A shares you and your immediate family already own to the amount of your next investment for purposes of calculating sales charges.

..    Letter of intent--lets you purchase Class A shares over a 13-month period and receive the same sales charge as though all shares had been purchased at once. See the New Account application and the Statement of Additional Information for terms and conditions.

..    Combination privilege--lets you combine purchases of Class A shares of multiple Montgomery Funds for the purpose of reducing the sales charge.

Contact your financial consultant or MAM to add these privileges to an existing account.

Class B Shares. Class B shares are offered at their net asset value per share, without any initial sales charge, but are subject to a CDSC if redeemed within six years of purchase (a "back-end load"). The Distributor pays the selling broker-dealer a 4.00% commission at the time of sale. There is no CDSC imposed on shares acquired through reinvestment of dividends or capital gains.

Years Since Purchase Payment Was Made   Percentage of Contingent Deferred Sales Charge
-------------------------------------   ----------------------------------------------
First                                                        5.00%
Second                                                       4.00%
Third                                                        3.00%
Fourth                                                       3.00%
Fifth                                                        2.00%
Sixth                                                        1.00%
Seventh                                                      0.00%*

*    After the eighth year, Class B shares convert into Class A shares.

Class C Shares. Class C shares are offered at their net asset value per share without any initial sales charge. Class C shares, however, are subject to a CDSC if they are redeemed within one year of purchase. The Distributor may pay the selling broker-dealer up to a 1.00% commission at the time of sale. Shareholders who redeem Class C shares within one year of purchase will be charged a CDSC of 1.00% of shares redeemed. There is no CDSC imposed on Class C shares acquired through reinvestment of dividends or capital gains.

Class B and Class C Shares. A CDSC will be imposed on the lesser of the then current market value or the purchase payments of the redeemed shares at the time of the redemption. CDSC calculations are based on the specific shares involved, not on the value of the account. To keep your CDSC as low as possible, each time you place a request to sell shares we will first sell any shares in your account that are not subject to a CDSC. If there are not enough of these shares to meet your request, we will sell your shares on a first-in, first-out basis. Your financial consultant or institution may elect to waive some or all of the payment, thereby reducing or eliminating the otherwise applicable CDSC.

In general, the CDSC may be waived on shares you sell for the following reasons:

..    Redemptions made within one year after death or post-purchase disability of last surviving shareholder

..    Systematic withdrawal plan payments of up to an annual amount of 12% of account value on per-fund basis at the time the withdrawal plan is established; excess withdrawals are subject to the CDSC

..    Redemptions at age 70 1/2 from retirement plans and other employee benefit plans

..    Disability payment of death benefits or minimum required distributions starting at age 70 1/2 from Traditional IRAs, Roth IRAs and Rollover IRAs

..    Shares acquired through reinvestment of dividends or capital gains

To use any of these waivers, contact your financial consultant or MAM.

Reinstatement Privilege. If you sell shares of the Fund, you may invest some or all of the proceeds in the Fund within 90 days without a sales charge. If you paid a CDSC when you sold your shares, you will be allowed to invest in Class A shares with the front-end sales charge waived. All accounts involved must have the same registration.

To use this privilege, contact your financial consultant or MAM.

Net Asset Value Purchases. Class A shares may be sold at net asset value to:

..    Current or retired directors, trustees, partners, officers and employees of the Trust, the Distributor, the Transfer Agent, SSI, Gartmore and MAM, certain family members of the above persons, and trusts or plans primarily for such persons or their family members

..    Current or retired registered representatives or full-time employees and their spouses and minor children and plans of broker-dealers or other institutions that have selling agreements with the Distributor

..    Trustees or other fiduciaries purchasing shares for certain retirement plans of organizations with 50 or more eligible employees

..    Investment advisers, financial planners and certain financial institutions that place trades for their own accounts or the accounts of their clients either individually or through a master account and who charge a management, consulting or other fee for their services

..    Employer-sponsored benefit plans in connection with purchases of Class A shares made as a result of participant-directed exchanges between options in such plan

..    "Wrap accounts" for the benefit of clients of broker-dealers, financial institutions or financial planners having sales or service agreements with the Distributor or another broker-dealer or financial institution with respect to sales of Class A shares

..    Such other persons as are determined by MAM to have acquired shares under circumstances not involving any sales expense

Shareholder Servicing Plan. The Fund has adopted a Shareholder Servicing Plan, under which the Fund pays MAM or its Distributor a shareholder servicing fee at an annual rate of up to 0.25% of the Fund's average daily net assets. The fee is intended to reimburse the recipient for providing or arranging for services to shareholders. The fee may also be used to pay certain brokers, transfer agents and other financial intermediaries for providing shareholder services.

Rule 12b-1 Plan. The Fund has adopted a Rule 12b-1 Plan for its Class A, Class B and Class C shares. Under the Rule 12b-1 Plan, the Fund will pay distribution fees to the Distributor at an annual rate of 0.25% of the Fund's aggregate average daily net assets attributable to its Class A shares and 0.75% of the Fund's aggregate average daily net assets attributable to its Class B and Class C shares to reimburse the Distributor for its distribution costs with respect to such classes. Because the Rule 12b-1 fees are paid out of the Fund's assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. A portion of the Rule 12b-1 fees may also be used to pay brokers and other financial intermediaries for providing distribution services.

Other Policies

Minimum Account Balances. Due to the cost of maintaining small accounts, we require a minimum Fund account balance of $2,500, with the exception of retirement accounts (IRAs). If your Fund account balance falls below that amount for any reason, we may ask you to add to your account. If your Fund account balance is not brought up to the minimum or you do not send us other instructions, we may either redeem your shares and send you the proceeds or we may charge you an annual maintenance fee of $10. The fee is payable to the Fund and is designed to offset in part the relatively higher costs of servicing small accounts. The Fund reserves the right to waive the fee. We believe that this policy is in the best interests of all our shareholders.

Expense Limitations. Gartmore may reduce its management fees and absorb expenses to maintain total operating expenses (excluding interest, taxes, brokerage commissions, short sale dividend expenses, front-end or contingent deferred loads, Rule 12b-1 fees, expenses incurred in connection with any merger or reorganization or extraordinary expenses such as litigation) for each share class below its previously set operating expense limit. The Interim Investment Management Agreement allows Gartmore three fiscal years to recover amounts previously reduced or absorbed, provided the Fund remains within the applicable expense limitation for the fiscal year. Gartmore may not request or receive reimbursement of such amounts before payment of the Fund's operating expenses for the current year.

In-Kind Redemptions. When in the judgment of Gartmore it is consistent with the best interests of the Fund, an investor may redeem shares of the Fund and receive securities from the Fund selected by Gartmore at its sole discretion, provided that such redemption is not expected to affect the Fund's ability to attain its investment objective or otherwise materially affect its operations. For the purposes of redemptions in-kind, the redeemed securities shall be valued at the identical time and in the identical manner as the other portfolio securities for purposes of calculating the net asset value of the Fund's shares.

Telephone Transactions

By buying or selling shares over the phone, you agree to reimburse the Fund for any expenses or losses incurred in connection with transfers of money from your account. This includes any losses or expenses caused by your bank's failure to honor your debit or act in accordance with your instructions. If your bank makes erroneous payments or fails to make payment after you buy shares, we may cancel the purchase and immediately terminate your telephone transaction privileges.

The shares you purchase over the phone will be priced at the first NAV we determine after receiving your request. You will not actually own the shares, however, until we receive your payment in full. If we do not receive your payment within three business days of your request, we will cancel your purchase. You may be responsible for any losses incurred by the Fund as a result.

Please note that we cannot be held liable for following instructions that we reasonably believe to be genuine. We use the following safeguards to ensure that the instructions we receive are accurate and authentic:

..    Recording certain calls

..    Requiring an authorization number or other personal information not likely to be known by others

..    Sending a transaction confirmation to the investor

The Fund and its Transfer Agent may be held liable for any losses due to unauthorized or fraudulent telephone transactions only if we have not followed these reasonable procedures.

An interruption in transmissions over the Internet generally, or a problem in the transmission of www.montgomeryfunds.com in particular, could result in a delay or interruption in your ability to access our Web site, to receive certain shareholder information electronically or to otherwise interact with the Fund.

We reserve the right to revoke the transaction privileges of any shareholder at any time if he or she has used abusive language or misused the phone privileges by making purchases and redemptions that appear to be part of a systematic market-timing strategy.

If you notify us that your address has changed, or if you change your address online, we will temporarily suspend your telephone redemption privileges until 30 days after your notification, to protect you and your account. We require that all redemption requests made during this period be in writing with a signature guarantee.

Shareholders may experience delays in exercising telephone redemption privileges during periods of volatile economic or market conditions. In these cases you may want to transmit your redemption request via overnight courier or by telegram.

You may discontinue telephone privileges at any time.

Tax Withholding Information

Be sure to complete the Taxpayer Identification Number (TIN) section of the New Account application. If you don't have a Social Security Number or a TIN, apply for one immediately by contacting your local office of the Social Security Administration or the Internal Revenue Service (IRS). If you do not provide us with a TIN or a Social Security Number, federal tax law may require us to withhold 31% of your taxable dividends, capital gain distributions, and redemption and exchange proceeds (unless you qualify as an exempt payee under certain rules).

Other rules about TINs apply for certain investors. For example, if you are establishing an account for a minor under the Uniform Gifts to Minors Act, you should furnish the minor's TIN. If the IRS has notified you that you are subject to backup withholding because you failed to report all interest and dividend income on your tax return, you must check the appropriate item on the New Account application. Foreign shareholders should note that any dividends or distributions the Fund pays to them may be subject to up to 30% withholding instead of backup withholding.

Identity Verification Procedures Notice

The USA PATRIOT Act requires financial institutions, including mutual funds, to adopt certain policies and programs to prevent money laundering activities, including procedures to verify the identity of customers opening new accounts. When completing a New Account application, you will be required to supply the Fund with information, such as your taxpayer identification number, that will assist the Fund in verifying your identity. Until such verification is made, the Fund may temporarily limit additional share purchases. In addition, the Fund may limit additional share purchases or close an account if it is unable to verify a customer's identity. As required by law, the Fund may employ various procedures, such as comparing the information to fraud databases or requesting additional information or documentation from you, to ensure that the information supplied by you is correct. Your information will be handled by us as discussed in our privacy notice.

Privacy Notice

The Fund may collect or capture nonpublic personal information about you from the following sources:

..    The New Account application or other forms;

..    Oral conversations with our representatives;

..    Your transactions with us;

..    Electronic sources such as our Web sites or e-mails; and

..    Information about any bank account you use for transfers between your bank account and your Fund accounts, including information provided when effecting wire transfers.

We do not disclose any nonpublic personal information about our customers or former customers to nonaffiliated third parties without the customer's authorization, except as permitted by law or in response to inquiries from governmental authorities. We restrict access to your personal and account information to those employees who need to know that information to provide products and services to you. We may also disclose that information to nonaffiliated third parties (such as the Transfer Agent or brokers) only as permitted by law and only as needed for us to provide agreed services to you. We maintain physical, electronic and procedural safeguards to guard your nonpublic personal information.

Please inform us if you do not want to receive e-mail from our company in the future by sending us an e-mail at feedback@montgomeryasset.com. If you supply us with your postal address online you may receive periodic mailings from us with information on new products and services or upcoming events. If you do not wish to receive such mailings, please let us know by calling 800-280-3372. Persons who supply us with their telephone numbers online may receive telephone contact from us with information regarding orders they have placed. If you do not wish to receive such phone calls, again, please let us know by calling 800-280-3372.

If you have any additional questions or concerns about privacy, our information practices or the confidentiality of personal data transmissions, please contact a shareholder services representative at 800-280-3372.

After You Invest

Tax Consequences

IRS rules require that the Fund distribute all of its net investment income and capital gains, if any, to shareholders. Capital gains may be taxable at different rates depending on the length of time the Fund holds its assets. We'll inform you about the source of any dividends and capital gains upon payment. After the close of each calendar year, we will advise you of their tax status. The Fund's distributions, whether received in cash or reinvested, may be taxable. Any redemption of the Fund's shares or any exchange of the Fund's shares for those of another Fund will be treated as a sale, and any gain on the transaction may be taxable.

Additional information about tax issues relating to the Fund can be found in the Fund's Statement of Additional Information, available free by calling (800) 280-3372. Consult your tax advisor about the potential tax consequences of investing in the Fund.

Dividends and Distributions

As a shareholder in the Fund, you may receive income dividends and capital gain distributions for which you will owe taxes (unless you invest solely through a tax-advantaged account such as an IRA or a 401(k) plan). Income dividends and capital gain distributions are paid to shareholders who maintain accounts with the Fund as of its "record date."

If you would like to receive dividends and distributions in cash, indicate that choice on your New Account application. Otherwise, the distributions will be reinvested in additional Fund shares.

If you plan to purchase shares in the Fund, check if it is planning to make a distribution in the near future. Here's why: If you buy shares of the Fund just before a distribution, you'll pay the full price for the shares but receive a portion of your purchase price back as a taxable distribution. This is called "buying a dividend." Unless you hold the Fund in a tax-deferred account, you will have to include the distribution in your gross income for tax purposes, even though you may not have participated in the Fund's appreciation.

The Fund declares and pays income dividends and capital gains in the last quarter of each calendar year. Following its fiscal year end (June 30), the Fund may make additional distributions to avoid the imposition of a tax.

Financial Highlights

The financial highlights tables are intended to help you understand the Fund's performance for the periods shown. The following selected per-share data and ratios were audited by PricewaterhouseCoopers LLP. The audit reports of PricewaterhouseCoopers appear in the 2002 Annual Report of the Fund. The total return figures in the tables represent the rate an investor would have earned (or lost) on an investment in the relevant Fund (assuming reinvestment of all dividends and distributions).

                                                                                        Net increase/   Dividends    Distributions
                                                                       Net realized    (decrease) in      from           from
                                           Net Asset        Net            and           net assets        net       net realized
                                            Value -      investment     unrealized     resulting from   investment     capital
Selected Per-Share Data for the Year or   Beginning of    income/       gain/(loss)      investment      income         gains
Period Ended:                               Period        (loss)      on investments     operations
----------------------------------------------------------------------------------------------------------------------------------
Long-Short Equity Plus Fund - Class A
   6/30/02                                   $11.14        $ 6.65         $(6.90)         $(0.25)           --             --

Long-Short Equity Plus Fund - Class B
   6/30/02                                   $11.14        $(0.07)        $(0.17)         $(0.24)           --             --

Long-Short Equity Plus Fund - Class C
   06/30/02                                   10.02         (0.66)         (0.31)          (0.97)           --             --
   06/30/01(1)                                27.72         (0.15)         (8.43)          (8.58)           --          (9.12)
   06/30/00                                   18.01         (0.71)         12.41           11.70            --          (1.99)
   04/01/99-6/30/99(3)                        15.13         (0.13)          3.01            2.88            --             --
   03/31/99(1)(4)                             11.83         (0.15)          4.55            4.40            --          (1.10)

                                                                                                         Expense
                                                                                                          ratio
                                                                                                         before
                                                                      Net                               deferral
                                                       Ratio of    investment                            of fees
                                                         net         income/                 Expense       by       Expense ratio
                                                      investment     (loss)                   ratio      Manager,     excluding
                Net Asset               Net assets,    income/       before                 including   including   interest and
                  Value                   end of        (loss)      deferral                interest    interest         tax
    Total        - End of     Total       period      to average   of fees by   Portfolio    and tax     and tax      expenses
distributions    Period     Return(3)    (in 000s)    net assets    Manager      turnover   expenses    expenses        rate
---------------------------------------------------------------------------------------------------------------------------------
       --         $10.89      (2.24)%      $  144      122.95%       $ 6.60        425%       2.26%       2.26%         1.95%

       --         $10.90      (2.15)%      $  121       (1.45)%      $(0.03)       425%       2.86%       2.86%         2.74%

   $(9.12)        $ 9.05     (17.65)%      $1,819       (5.41)%      $(0.70)       425%       3.33%       3.71%         3.28%
    (1.99)         10.02     (40.62)        3,102       (1.51)        (0.15)       143        3.82        3.82          3.04
       --          27.72      65.61         9,927       (2.65)        (0.71)       204        4.67        4.67          2.82
    (1.10)         18.01      19.37         7,209       (3.07)        (0.15)        43        4.93(2)     5.36(2)       3.10(2)
       --          15.13      38.81         6,425       (1.10)        (0.26)       226        4.15        4.54          3.10

[Outside back cover]

          You can find more information about the Fund's investment policies in the Statement of Additional Information (SAI), incorporated by reference in, and therefore legally a part of, this prospectus, which is available free of charge.

          To request a free copy of the SAI, call (800) 280-3372. You can review and copy further information about the Fund, including the SAI, at the Securities and Exchange Commission's (SEC's) Public Reference Room in Washington, D.C. To obtain information on the operation of the Public Reference Room please call (202) 942-8090. Reports and other information about the Fund are available through the SEC's website at www.sec.gov. You can also obtain copies of this information, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, Washington, D.C., 20549-0102, or e-mailing the SEC at publicinfo@sec.gov.

          You can also find further information about the Fund in our annual and semiannual shareholder reports, which discuss the market conditions and investment strategies that significantly affected the Fund's performance during the previous fiscal period. To request a free copy of the most recent annual or semiannual report, call (800) 280-3372.

          Corporate Headquarters:

               The MONTGOMERY Funds
               101 California Street
               San Francisco, CA 94111-9361

                                         [Logo]

                                    Invest wisely.(R)
                                     (800) 280-3372
                                 www.montgomeryfunds.com

SEC File No.: The Montgomery Funds II 811-8064

                                             Funds Distributor, Inc. 02/03--
                                                                             ---